EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2023 Financial Results; Provides Second Quarter 2023 Guidance

Q1 2023 Revenues and EPS Beat Guidance, Gross Margin Within Guidance Range Issued on February 9, 2023
Company Q2 2023 Guidance: Revenues to Flat to Down 9.0% QoQ, IFRS Gross Margin is Expected to be 20.0% to 21.0%, IFRS Profit per basic ADS to be around -2.9 Cents to 0.6 Cents; Non-IFRS Profit per Diluted ADS to be around 0.1 Cents to 3.6 Cents

  Q1 2023 revenues were $244.2M, a decrease of 6.9% QoQ, markedly exceeding guidance of a decrease of around 12.0% to 17.0%. Q1 GM reached 28.1%
  Q1 2023 IFRS after-tax profit was $14.9M, or 8.5 cents per diluted ADS, compared to $42.2M, or 24.1 cents last quarter
  Company’s Q2 2023 revenues to flat to down 9.0% QoQ. GM around 20.0% to 21.0%. IFRS Profit per basic ADS to be in the range of -2.9 to 0.6 cents. Non-IFRS profit per diluted ADS to be in the range of 0.1 to 3.6 cents
  Company announced an annual cash dividend of 48.0 cents per ADS, payable on July 12, 2023
  Himax is going through a challenging second quarter in terms of both sales and gross margin but believes this will be a short-term phenomenon with a rebound around the corner starting in the second half
  Company’s inventory has been reduced to a comfortable level after several quarters of aggressive destocking and the remaining stocks are comprised of IC products which have a solid customer design-in base and long expected lifetimes. In light of the better-than-expected inventory offloading, Himax stands by its expectation that inventory will revert to historical levels no later than the third or fourth quarter of this year
  Company has strategically terminated certain high-cost foundry capacity agreements recently prior to their expiration dates. This has resulted in a significant one-time early termination expense incurred in the Q2, the predominant factor for the Q2 GM contraction, on top of the price pressure incurred from destocking
  Q2 automotive sales are being adversely impacted by recent price turbulence in Chinese EV market. However, Himax views the current setback as a temporary and short-term phenomenon and its outlook for the automotive business remains positive. Himax automotive TDDI has already achieved a global market share leadership position and sales are on track to resume rapid growth momentum
  Himax will commence volume production of its WLO technology to one leading North American customer for their next generation VR devices starting Q2 this year
  Himax will unveil its state-of-the-art Color-Sequential Front-lit LCOS technology at the Display Week 2023. Company’s proprietary LCoS design offers unrivaled performance and functionality in lightweight, compact form factor and high illumination efficiency

TAINAN, Taiwan, May 11, 2023 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter 2023 ended March 31, 2023.

“Amidst ongoing macroeconomic uncertainty, our visibility remains limited as panel customers continue to shorten the duration of their forecasts. However, our inventory has been reduced to a comfortable level after several quarters of aggressive destocking. While our current inventory level is still somewhat above the historical norm, the good news is the remaining stocks are comprised of IC products which have a solid customer design-in base and long expected lifetimes. Moreover, after quarters of write-downs, the book costs of the stocks are at least equal to and, in many cases, much lower than the prevailing market prices. In light of the better-than-expected inventory offloading, we stand by our expectation that inventory will revert to historical levels no later than the third or fourth quarter of this year.

“We are going through a challenging second quarter in terms of both sales and gross margin but believe this will be a short-term phenomenon with a rebound around the corner starting in the second half,” concluded Mr. Jordan Wu.

First Quarter 2023 Financial Results

Himax net revenues registered $244.2 million, a decrease of 6.9% sequentially, but markedly better than its guidance of a decrease of 12.0% to 17.0% sequentially. The better-than-guided sales were attributable to increased order momentum particularly in the large display driver IC business and smartphone and tablet TDDI segments as well as Company’s continuous efforts to deplete inventory. IFRS gross margin came in at 28.1%, a decrease from 30.5% last quarter, but within the guidance range of 28.0% to 30.0%. Gross margin was impacted by several factors. First and primarily, it incurred the high cost of excess inventories that were sourced during a period when foundry and backend prices peaked. Second, the Company had to write-down certain unsold inventories due to market price declines. Finally, there was price erosion, a requisite part of the ongoing inventory offloading process. Yet, IFRS profit per diluted ADS was 8.5 cents, surpassing guidance of 3.5 cents to 7.0 cents. Non-IFRS profit per diluted ADS was 11.5 cents, beating guidance of 6.5 cents to 10.0 cents.

Revenue from large display drivers was $53.0 million, an increase of 21.8% sequentially and substantially above prior guidance of up high single digit from last quarter. Monitor IC sales grew remarkably as expected, increasing by a decent double-digit quarter over quarter. This increased momentum is primarily due to leading customers starting to replenish chips following several quarters of channel inventory reduction. Notebook sales were also better than guided due to demand from chip replenishment. Himax saw strong sequential growth of TV IC sales stemming from increasing orders from customers preparing for the upcoming China shopping festivals. Large panel driver IC sales accounted for 21.7% of total revenues for this quarter, compared to 16.6% last quarter and 26.8% a year ago.

Small and medium-sized display driver revenue was $154.7 million, a decrease of 12.8% sequentially, yet ahead of guidance due to increasing shipment of smartphone and tablet, especially TDDI products, to global leading brands after Lunar New Year holidays. Q1 automotive driver sales decreased mid-teens quarter over quarter as guided. Automotive DDIC sales were better than expected due to customers’ moderated inventory reduction measures. For automotive TDDI, despite the widespread adoption of Himax’s products in the NEV, sales unexpectedly declined as panel houses cutback their IC purchases while experiencing sudden order suspensions from their EV customers. The underlying cause is the exacerbated EV price competition, which has led major Chinese automakers to drastically cut production and enforce stringent cost control measures. Yet automotive driver business still represented the largest revenue contributor for Himax with 30% of total sales in the first quarter. Himax remains optimistic about its automotive TDDI growth potential in the coming years as it has secured around 300 design-wins, a number which is still growing, which puts Himax significantly ahead of its peers. At this moment, only one third of the acquired design-wins have commenced production, indicating enormous upside potential in the coming years as the remaining design-wins enter mass production. Small and medium-sized driver IC segment accounted for 63.3% of total sales for the quarter, compared to 67.6% in the previous quarter and 62.6% a year ago.

First quarter revenues from its non-driver business also exceeded guidance with revenue of $36.5 million, down 11.8% from a quarter ago. Tcon business was up single digit in the first quarter, markedly surpassing the guidance of mid-teens decline, bolstered by decent shipment of automotive Tcon as well as better-than-expected shipment of large sized display Tcon. Tcon business represented over 9% of total sales in the first quarter. It’s worth highlighting that Himax’s automotive local dimming Tcon technology was recently awarded Gold Panel Award at Touch Taiwan 2023, another illustration of its leading position in cutting-edge technology for automotive display. For automotive Tcon, backed by a strong order pipeline, Himax anticipates business momentum to accelerate with rapidly expanding design-wins across the board. Non-driver products in Q1 accounted for 15.0% of total revenues, as compared to 15.8% in the previous quarter and 10.6% a year ago.

IFRS operating expenses for the first quarter were $51.0 million, a decline of 2.9% from the previous quarter and down 1.0% from a year ago. Amidst prevailing macroeconomic headwinds, Himax continued to tighten its expense control. Non-IFRS operating expenses were $44.5 million for the first quarter, down 2.5% from the preceding quarter and up 1.1% from a year ago.

First quarter IFRS operating income was $17.6 million, or 7.2% of sales, versus 10.5% of sales in the last quarter and 34.5% of sales from a year ago. Non-IFRS operating income was $24.2 million, or 9.9% of sales, compared to 13.1% last quarter and 36.3% same quarter last year. IFRS after-tax profit was $14.9 million, or 8.5 cents per diluted ADS, compared to $42.2 million, or 24.1 cents per diluted ADS last quarter. First quarter non-IFRS after-tax profit was $20.1 million, or 11.5 cents per diluted ADS, compared to $47.7 million, or 27.3 cents in the previous quarter.

Balance Sheet and Cash Flow

Himax had $223.8 million of cash, cash equivalents and other financial assets as of March 31, 2023, compared to $447.1 million at the same time last year and $229.9 million a quarter ago. The decrease in cash was a result of cash outflow from investing activities, which was mainly used to make final payment for a major AMOLED capacity agreement for smartphone that Himax had signed in 2021, offset by $66.4 million of operating cash inflow in the first quarter. Himax had $45.0 million of long-term unsecured loans as of the end of first quarter, of which $6.0 million was current portion.

The Company’s inventories as of March 31, 2023 were $335.2 million, while still higher than $253.1 million a year ago, were markedly lower than $370.9 million last quarter. Accounts receivable at the end of March 2023 was $252.2 million, down from $261.1 million last quarter and down from $442.2 million a year ago. DSO was 93 days at the quarter end, as compared to 96 days a year ago and 79 days last quarter. First quarter capital expenditures were $2.8 million, versus $2.3 million last quarter and $3.6 million a year ago. The first quarter capex was mainly for IC design business.

Just prior to today’s call, Himax announced an annual cash dividend of 48.0 cents per ADS, totaling approximately $83.7 million and payable on July 12, 2023. The payout ratio is 35.4%. The company has decided on the relatively low payout ratio in the light of prevailing macroeconomic uncertainty. Himax is grateful for the continued support of its shareholders as it continues to execute on its business objectives and strive to deliver sustainable long-term growth while maintaining a healthy balance sheet.

Outstanding Share

As of March 31, 2023, Himax had 174.4 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, total number of ADS outstanding for the first quarter was 174.8 million.

Q2 2023 Outlook

Soft consumer consumption coupled with recession fears continue to present challenges to market demand and amplify uncertainty throughout the tech industry. The semiconductor industry appears to have come to a consensus to some degree with the expectation that inventory digestion will extend longer than previously projected. In the display market, end brands remain cautious toward their panel procurements, while panel makers implement stringent output controls and rigorous procurement scrutiny.

Amidst ongoing macroeconomic uncertainty, Himax’s visibility remains limited as panel customers continue to shorten the duration of their forecasts. However, Company’s inventory has been reduced to a comfortable level after several quarters of aggressive destocking. While Himax’s current inventory level is still somewhat above the historical norm, the good news is the remaining stocks are comprised of IC products which have a solid customer design-in base and long expected lifetimes. Moreover, after quarters of write-downs, the book costs of the stocks are at least equal to and, in many cases, much lower than the prevailing market prices. In light of the better-than-expected inventory offloading, Himax stands by its expectation that inventory will revert to historical levels no later than the third or fourth quarter of this year.

In an effort to improve Company’s cost structure for new wafer starts and maintain competitiveness, Himax has strategically terminated certain high-cost foundry capacity agreements recently prior to their expiration dates. This, however, has resulted in a significant one-time early termination expense incurred in the second quarter and hit Company’s Q2 gross margin. In fact, this is the predominant factor for the second quarter gross margin contraction, on top of the price pressure incurred from destocking. Termination of the aforementioned capacity agreements is a crucial operational strategy for Himax whereby making a short-term sacrifice can help it achieve long-term gains. Moving forward, for those terminated contracts, Himax’s new wafer starts will not be subject to minimum fulfillment requirements and fixed contractual prices set at the time of severe industry capacity shortage. This also gives Himax the flexibility to diversify suppliers. Given the significant contract termination expense, Q2 will mark the trough of Company’s gross margin with sequential expansion expected throughout the second half of 2023. As an important side note, Himax has retained necessary capacity to support the growth of its AMOLED business, which Himax believes will be a major growth driver in the coming years as OLED displays gain traction in a wide range of applications.

On the Q2 sales guidance. Sudden demand drop in automotive business is among the main reasons causing the sequential sales decline. As the Company has talked about previously, automotive has been its largest business contributor for many quarters, accounting for over 30% of the total sales, a far greater contribution than its peers. The sudden decline in the automotive demands, therefore, has a heavier impact on its total sales. Automotive sales are being adversely impacted by recent price turbulence in Chinese EV market as it reported earlier. However, Himax views the current setback as a temporary and short-term phenomenon. Our outlook for the automotive business remains positive given the megatrend of increasing quantity and sophistication of displays inside vehicles and backed by its undisputed leading market share as well as new design-win pipelines. This is particularly true for automotive TDDI where Himax has already achieved a global market share leadership position. Himax’s TDDI sales are already on track to resume rapid growth momentum and the Company remains confident in its potential to be a primary driving force for its long-term business growth.

Himax remains committed to its strategy of expanding in high value-added areas, including TDDI and Tcon for automotive, OLED and AI, where secular trends of growth remain intact, and in some of these areas Himax has already achieved a leading market position. This not only warrants much higher content value, but also establishes higher barriers of entry for late comers.

With that said, Himax is going through a challenging second quarter in terms of both sales and gross margin but believes this will be a short-term phenomenon with a rebound around the corner starting in the second half.

Display Driver IC Businesses

LDDIC

Q2 large display driver IC revenue is projected to be down double digit sequentially. Himax expects TV IC business to decline double digit quarter over quarter as customers have pulled forward demand in preparation for the upcoming seasonal shopping sales, replenishing chips over the past two quarters. Monitor IC sales in the second quarter are set to decline single digit sequentially following the strong order replenishment it saw last quarter, while notebook driver segment is expected to slightly decline.

SMDDIC

Q2 SMDDIC revenue is expected to be down single digit sequentially. However, there are indications of business momentum recovery for the Company's smartphone and tablet in the second quarter, particularly in TDDI products, both are projected to increase mid-teens sequentially, fueled by resumed customer orders following several quarters of downturn. Importantly, Himax’s inventory depletion for smartphone and tablet TDDI is progressing nicely and improving. As such, Himax has initiated new wafer starts for select products which will enjoy better margin starting Q2. Automotive IC sales are anticipated to be down low teens sequentially, a result of weakening demand in China, which is prompting automotive panel houses to implement cost reduction measures and re-calibrate inventory levels. Having said that, Himax’s position as the market share leader in both DDIC and TDDI for automotive remains intact. Looking at a longer-term perspective, while only moderate growth is anticipated for its automotive DDIC, Himax’s TDDI business is projected to expand explosively, backed by the fast-expanding TDDI adoption for new generation vehicles and dominating new project design-win status.

Himax also continues to lead the industry with the launch of its LTDI (Large Touch and Display Driver Integration) automotive display solution, specifically designed for the next generation extra-large automotive displays, typically 30 inches or larger. Company’s cutting-edge LTDI technology enables ultrahigh-resolution displays and high-precision touch sensitivity, catering to the growing demand for large, seamless, and intuitive in-car experiences. Himax is scheduled to start mass production this quarter, which is well ahead of the competition. Concurrently, Himax is working on several design collaborations for some of the modish automotive vehicles with major panel makers.

As the Company has repeatedly said before, the trend for automobile interiors continues to evolve towards more stylish and diverse designs, such as free-form and curvature, with ever improving image quality, made possible with panels equipped with advanced technologies. Himax is the front runner in automotive display IC market, offering a comprehensive product portfolio covering the entire spectrum of specifications and technologies to address varying design needs, including traditional DDIC, TDDI, local dimming Tcon, LTDI, and AMOLED. Himax is encouraged by its progress, having expanding design-win coverage across panel makers and engaging more Tier 1s and OEMs to incorporate new technologies into their new vehicle models. This implies Himax not only has been able to reinforce much higher content value on a per panel basis but will also enjoy better profit margin. Himax is confident that the automotive driver business will continue to be its primary sales contributor moving forward.

On AMOLED, Himax offers both DDIC and Tcon for OLED display and has commenced production for tablet and automotive applications jointly with global leading panel makers. For automotive AMOLED display, the Company continues to see robust design-in activities as well as increasing project awards with both conventional car makers and NEV vendors across different continents. Additionally, Himax continues to gear up for AMOLED driver IC development strategically partnering with major Korean and Chinese panel makers on various applications, covering smartphone, notebook, and TV. For smartphone AMOLED display driver, Himax already has secured meaningful capacity and expect to commence production toward the end of 2023. Company’s AMOLED business, including display driver and Tcon, is slated for strong growth in the next few years.

Non-Driver Product Categories

TCON

The Company anticipates Q2 Tcon sales to decrease by low teens sequentially, hampered by decreased demand for both large display panels and AMOLED displays for tablet. On a positive note, Himax continues to solidify its leadership in the automotive Tcon market, particularly in local dimming technology. Himax’s automotive local dimming Tcon was awarded the Gold Panel Award by Touch Taiwan 2023, another grand recognition by the industry after Company’s years of strenuous work on this high entry barrier technology. The adoption of local diming Tcon not only dramatically improves contrast ratio of the display but also provides enhanced power efficiency, both of which are critical especially for EV display. Himax’s industry-leading local dimming Tcon offerings support super high frame rate and a wide range of resolutions from FHD up to 8K. Additionally, when two Tcons are paired, the solution can even accommodate up to 16K resolution. Himax sees rapidly increasing adoption by all leading panel makers, Tier 1s and car makers, starting from premium new car models and, in some cases, extending to mainstream models. Tremendous progress has been made with numerous project awards already. Similar to that of TDDI for automotive, only a small number of design awards of automotive Tcon have commenced mass production starting last year. Himax expects a strong growth trajectory for automotive Tcon starting 2023 and in the coming years.

WiseEye Smart Image Sensing

Himax’s WiseEye Smart Image Sensing total solution incorporates the Company’s proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. Himax continues to support the mass production of Dell’s notebook along with other end-point AI applications, such as video conference device, shared bike parking, door lock, smart agriculture, among others. Himax is unwavering in its commitment to WiseEye as it looks to proliferate its industry leading ultralow power AI solution by fostering innovation in a broad spectrum of end-point AI applications across the globe. Furthermore, the Company remains dedicated to bolstering development in the domain of energy-efficient AI processors and AI image sensors for end-point AI applications to maintain its top-ranked status in the space.

The home surveillance application, such as doorbell, door lock, and security camera, showcases another successful deployment of ultralow power WiseEye technology. WiseEye offers embedded context-aware AI that accurately identifies humans to reduce excessive false triggers, avoiding unnecessary SoC processing and leading to efficient power usage for the surveillance system. This facilitates the transition of conventional surveillance systems from wired to battery-powered ones, broadening real-life adoption. Furthermore, WiseEye features ultralow power pre-roll AI to enable always-on, full-color “negative time” image recording before a classified event, resulting in a complete video stream with pre-roll clips of what happened before the said event. This also illustrates another significant improvement compared to existing surveillance solutions. In March this year at ISC West, a leading security industry trade show, Himax joined forces with various ecosystem partners and customers to unveil a broad array of battery-operated home surveillance devices that embed WiseEye technology. The adoption of WiseEye in surveillance areas is quickly proliferating and Himax is seeing more active design-in activities and broad inquiries after the event. Moreover, for the upcoming China shopping festivals, Himax is teaming up with a leading door lock vendor in China specializing in smart home and security to debut a smart door lock solution with advanced security and low power consumption. This is yet another confirmation of the WiseEye technology in the rapidly emerging end-point ultralow power image AI era.

Himax’s next generation WE2 AI processor builds upon its industry leading WE1 processor and performs contextual awareness AI particularly in detecting user engagement levels based on more subtle presence or movement. WE2 is designed with advanced computer vision engines that can recognize images over a longer distance at much enhanced accuracy, speed, power efficiency and inferencing performance. Based on its superb AI processing capabilities, WE2 can enable more comprehensive and detailed types of object detection such as facial landmark, hand landmark and body skeleton to perceive complex human body movement, enabling high-precision AI detection for a wide range of applications and use cases in real life. It has gained significant traction for next generation smart notebook, targeting to hit the market starting 2024, where Himax is making solid design progress with leading laptop brands as well as CPU and AP SoC partners to jointly work on the enrichment of new AI features on notebooks. The breadth of business activities is also expanding with IoT players specializing in various domains to meet different demands that were previously unknown to us. Himax is thrilled to be at the forefront of these innovative developments that lie ahead in the near future.

Supported by fast expanding customer adoption from various domains, Himax is committed to the development of the WiseEye product line while leveraging broad ecosystem partners to capture the vast end-point AI opportunities. Himax believes its WiseEye product line will be a significant long-term growth driver for the Company.

Optical Related Product Lines / Metaverse

On optical related product lines including WLO, 3D Sensing and LCoS. Himax is one of the few companies in the technology industry with a wide array of optical related product lines that play a vital role in immersive technologies development and realization of the metaverse. Himax’s technology leadership and manufacturing expertise are evidenced by the growing list of AR/VR goggle device customers and ongoing engineering projects. The Company continues to work on strengthening its optical-related technology suite, while collaborating with global technology leaders in the space.

On 3D gesture control, Himax is delighted to share that it will commence volume production of WLO technology to one leading North American customer for their next generation VR devices starting Q2 this year. Himax’s WLO technology is deployed to empower VR devices with 3D perception sensing for precise controller-free gesture recognition. Separately, the Company is expanding its 3D processor offerings to cover Time of Flight (ToF) 3D, in addition to structured light 3D decoding where Himax is already a market leader with a proven track record in mass production. This will enable the Company to meet the diverse use case of 3D sensing, where ToF is more effective for long-range 3D perception while structured light excels in high precision 3D detection for shorter distance. All its 3D processors are equipped with advanced sensor fusion, offering industry-leading, fast response rates, a characteristic that makes Himax’s processors a perfect fit for high-precision spatial reality applications.

On LCoS, Himax is delighted to announce that it will unveil its state-of-the-art Color-Sequential Front-lit LCoS technology at the Display Week 2023 in Los Angeles, one of the world’s most renowned display industry symposiums and tradeshows. Himax’s proprietary LCoS design offers unrivaled performance and functionality, featuring a lightweight and compact form factor with a total volume, that includes the illumination optics and LCoS panel, of around 0.5 cc as well as high illumination efficiency, delivering brightness of up to 100K nits. These outstanding characteristics make it the perfect microdisplay solution to meet the stringent specifications of the most advanced AR glasses deploying 2D exit pupil expansion waveguides that support greater than 50 degrees field-of-view. Himax is honored to be invited to give a deep-dive presentation of its Color-Sequential Front-lit LCoS technology to industry experts at the symposium. Additionally, one-on-one meetings with literally all major tech names eyeing AR goggles have also been lined up. Himax will provide updates on its progress for this exciting new technology as they come about.

Himax remains steadfast to strengthening its optical-related technology suite and forging strong partnerships with the world's leading technology companies that are deeply committed in investing its developments. As the metaverse and immersive technologies continue to develop, the Company believes that it is well-positioned to capitalize on its growth with years of research and development, a unique product portfolio, production history, and key partnerships.

For non-driver IC business, the Company expects revenue to remain flattish sequentially in the second quarter.

Second Quarter 2023 Guidance
Net Revenue:	To Flat to Decrease 9% sequentially
IFRS Gross Margin:	To be 20.0% to 21.0%, depending on final product mix
IFRS Profit:	To be -2.9 cents to 0.6 cents per basic ADS
Non-IFRS Profit:	To be 0.1 cents to 3.6 cents per diluted ADS

HIMAX TECHNOLOGIES FIRST QUARTER 2023 EARNINGS CONFERENCE CALL
DATE:	Thursday, May 11, 2023
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/4co8cyii
PHONE REGISTRATION:	https://register.vevent.com/register/BI407f9ac3fe284ba4ac5b38a0d1c10c02

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/4co8cyii. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 11, 2024.

Non-IFRS Financial Measures

Himax provides investors with gross profit, gross margin, operating income, operating margin, profit attributable to stockholders and diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders on a non-IFRS basis to review and assess the Company's operating performance, which is not required by, or presented in accordance with, IFRS. The presentation of these non-IFRS financial measures are not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with IFRS.

Himax defines non-IFRS gross profit as gross profit excluding share-based compensation and cash awards. Himax defines non-IFRS operating income as operating income excluding share-based compensation, acquisition-related intangible assets amortization, and cash awards. Himax defines non-IFRS profit attributable to stockholders as profit attributable to stockholders excluding share-based compensation, acquisition-related intangible assets amortization, and cash awards. Non-IFRS gross margin is calculated as non-IFRS gross profit divided by revenues. Non-IFRS operating margin is calculated as non-IFRS operating income divided by revenues. These non-IFRS financial measures allow Himax’s management to assess its operating results without considering the impacts of the adjusted items, which are more of non-cash charges in nature.

Himax believes that providing certain of these measures allow investors to identify underlying trends in the Company’s business and enhance the overall understanding of the Company’s past performance and future prospects with respect to key metrics used by the Company in its financial and operational decision-making. However, the use of the non-IFRS measure has limitations as an analytical tool, and investors should not consider them in isolation from, or as substitute for analysis of, the Company’s results of operations or financial condition as reported under IFRS. Further, non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

Reconciliations between IFRS and Non-IFRS financial data are attached to this press release.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEyeTM smart image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,900 patents granted and 385 patents pending approval worldwide as of March 31, 2023. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2022 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.

Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		3 Months Ended December 31,
	2023	2022	2022

Revenues
Revenues from third parties, net	$244,191	$412,729	$262,245
Revenues from related parties, net	13	83	45
	244,204	412,812	262,290

Costs and expenses:
Cost of revenues	175,609	218,921	182,239
Research and development	39,427	39,295	40,158
General and administrative	6,041	6,620	6,651
Sales and marketing	5,544	5,622	5,716
Total costs and expenses	226,621	270,458	234,764

Operating income	17,583	142,354	27,526

Non operating income (loss):
Interest income	2,327	381	1,990
Changes in fair value of financial assets at fair value through profit or loss	41	21	885
Foreign currency exchange gains (losses), net	(535)	3,096	(443)
Finance costs	(1,741)	(280)	(1,332)
Share of losses of associates	(189)	(207)	(170)
Other income	107	16	10,724
	10	3,027	11,654
Profit before income taxes	17,593	145,381	39,180
Income tax expense (benefit)	2,938	30,094	(2,818)
Profit for the period	14,655	115,287	41,998
Loss attributable to noncontrolling interests	272	585	158
Profit attributable to Himax Technologies, Inc. stockholders	$14,927	$115,872	$42,156

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.086	$0.663	$0.241
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.085	$0.663	$0.241

Basic Weighted Average Outstanding ADS	174,417	174,694	174,812
Diluted Weighted Average Outstanding ADS	174,794	174,824	174,997

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December 31,
	2023	2022	2022
Share-based compensation
Cost of revenues	$13	$7	$13
Research and development	571	467	658
General and administrative	159	98	299
Sales and marketing	62	39	124
Income tax benefit	(177)	(122)	(177)
Total	$628	$489	$917

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$-	$276	$84
Income tax benefit	-	(64)	(19)
Total	$-	$212	$65

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$54	$77	$55
Research and development	4,482	5,068	4,483
General and administrative	416	583	418
Sales and marketing	828	978	829
Income tax benefit	(1,225)	(1,368)	(1,225)
Total	$4,555	$5,338	$4,560

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2023	March 31, 2022	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$196,286	$378,013	$221,581
Financial assets at amortized cost	8,510	23,987	8,314
Financial assets at fair value through profit or loss	19,026	45,062	-
Accounts receivable, net (including related parties)	252,155	442,220	261,148
Inventories	335,235	253,055	370,933
Income taxes receivable	35	56	31
Restricted deposit	369,300	151,400	369,300
Other receivable from related parties	1,174	1,214	1,224
Other current assets	106,428	86,371	104,277
Total current assets	1,288,149	1,381,378	1,336,808
Financial assets at fair value through profit or loss	18,264	13,679	15,350
Financial assets at fair value through other comprehensive income	285	397	279
Equity method investments	6,385	3,982	6,533
Property, plant and equipment, net	124,476	131,639	126,138
Deferred tax assets	11,925	7,007	11,797
Goodwill	28,138	28,138	28,138
Other intangible assets, net	989	6,353	1,094
Restricted deposit	33	35	32
Refundable deposits	224,661	181,129	162,968
Other non-current assets	10,981	15,456	12,621
	426,137	387,815	364,950
Total assets	$1,714,286	$1,769,193	$1,701,758
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	369,300	151,400	369,300
Accounts payable (including related parties)	135,677	255,708	122,042
Income taxes payable	72,880	123,295	69,383
Other payable to related parties	2,854	2,041	2,568
Contract liabilities-current	29,010	39,154	49,167
Other current liabilities	81,941	69,907	75,535
Total current liabilities	697,662	647,505	693,995
Long-term unsecured borrowings	39,000	45,000	40,500
Deferred tax liabilities	697	894	691
Contract liabilities-non-current	46	12,056	-
Other non-current liabilities	67,466	74,968	72,751
	107,209	132,918	113,942
Total liabilities	804,871	780,423	807,937
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	113,060	110,347	112,249
Treasury shares	(5,594)	(5,761)	(5,594)
Accumulated other comprehensive income	(84)	(777)	(218)
Retained earnings	694,052	776,172	679,125
Equity attributable to owners of Himax Technologies, Inc.	908,444	986,991	892,572
Noncontrolling interests	971	1,779	1,249
Total equity	909,415	988,770	893,821
Total liabilities and equity	$1,714,286	$1,769,193	$1,701,758

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2023	2022	2022

Cash flows from operating activities:
Profit for the period	$14,655	$115,287	$41,998
Adjustments for:
Depreciation and amortization	5,088	5,376	5,196
Gain on disposal of subsidiary	-	-	(10,694)
Share-based compensation expenses	805	611	1,094
Changes in fair value of financial assets at fair value through profit or loss	(41)	(21)	(885)
Interest income	(2,327)	(381)	(1,990)
Finance costs	1,741	280	1,332
Income tax expense (benefit)	2,938	30,094	(2,818)
Share of losses of associates	189	207	170
Inventories write downs	5,503	1,248	9,104
Unrealized foreign currency exchange losses (gains)	1,186	(2,632)	703
	29,737	150,069	43,210
Changes in:
Accounts receivable (including related parties)	8,993	(32,039)	(10,057)
Inventories	30,195	(55,703)	30,034
Other receivable from related parties	50	3	6
Other current assets	980	465	2,673
Accounts payable (including related parties)	16,192	7,283	(68,426)
Other payable to related parties	286	400	182
Contract liabilities	(20,111)	3,326	2,330
Other current liabilities	(1,288)	(1,409)	2,045
Other non-current liabilities	2,351	3	2,315
Cash generated from operating activities	67,385	72,398	4,312
Interest received	1,455	115	2,796
Interest paid	(1,741)	(280)	(1,332)
Income tax paid	(738)	(233)	(310)
Net cash provided by operating activities	66,361	72,000	5,466

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,833)	(3,586)	(2,312)
Acquisitions of intangible assets	(11)	(143)	(162)
Acquisitions of financial assets at amortized cost	(571)	(6,125)	(784)
Proceeds from disposal of financial assets at amortized cost	541	8,165	841
Acquisitions of financial assets at fair value through profit or loss	(22,222)	(45,571)	(5,081)
Proceeds from disposal of financial assets at fair value through profit or loss	195	1,697	5,082
Proceeds from disposal of subsidiary	-	-	14,769
Proceeds from disposal of financial assets at fair value through other comprehensive income	-	-	96
Acquisitions of equity method investments	-	-	(3,264)
Increase in refundable deposits	(64,259)	-	(13)
Releases of restricted deposit	-	2,700	-
Net cash provided by (used in) investing activities	(89,160)	(42,863)	9,172

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	-	-	487
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	286,200	134,400	358,200
Repayments of short-term secured borrowings	(286,200)	(134,400)	(358,200)
Payment of lease liabilities	(1,179)	(1,229)	(1,258)
Guarantee deposits received (refunded)	-	15,614	(12,000)
Net cash provided by (used in) financing activities	(2,679)	12,885	(14,271)
Effect of foreign currency exchange rate changes on cash and cash equivalents	183	(33)	1,469
Net increase (decrease) in cash and cash equivalents	(25,295)	41,989	1,836
Cash and cash equivalents at beginning of period	221,581	336,024	219,745
Cash and cash equivalents at end of period	$196,286	$378,013	$221,581

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended March 31,		Three Months Ended December 31,
	2023	2022	2022
Revenues	$244,204	$412,812	$262,290
Gross profit	68,595	193,891	80,051
Add: Share-based compensation – cost of revenues	13	7	13
Add: Cash award – cost of revenues	54	77	55
Gross profit excluding share-based compensation and cash award	68,662	193,975	80,119
Gross margin excluding share-based compensation and cash award	28.1%	47.0%	30.5%
Operating income	17,583	142,354	27,526
Add: Share-based compensation	805	611	1,094
Add: Acquisition-related charges –intangible assets amortization	-	276	84
Add: Cash award	5,780	6,706	5,785
Operating income excluding share-based compensation, acquisition-related charges and cash award	24,168	149,947	34,489
Operating margin excluding share-based compensation, acquisition-related charges and cash award	9.9%	36.3%	13.1%
Profit attributable to Himax Technologies, Inc. stockholders	14,927	115,872	42,156
Add: Share-based compensation, net of tax	628	489	917
Add: Acquisition-related charges, net of tax	-	212	65
Add: Cash award, net of tax	4,555	5,338	4,560
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	20,110	121,911	47,698
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	8.2%	29.5%	18.2%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)
Three Months Ended March 31,
2023
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.085
Add: Share-based compensation per ADS	$0.004
Add: Acquisition-related charges per ADS	-
Add: Cash award per ADS	$0.026

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.115
Numbers do not add up due to rounding